

10032010


SEC MAIL PROCESSING
RECEIVED
NOV 29 2010
WASH., D.C. SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2009 (MM/DD/YY) AND ENDING September 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUN'S BROTHERS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 RICHARDS STREET, SUITE 1009
(No. and Street)

HONOLULU (City) HI (State) 96813 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MIN WON YANG (808) 538-0590
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LATHAM, DAVID E.
(Name – *if individual, state last, first, middle name*)

735 BISHOP STREET, SUITE 432, (Address) HONOLULU, (City) HI (State) 96813 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MIN WON YANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUN'S BROTHERS SECURITIES, INC., as of SEPTEMBER 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



JOLEEN M. ENGLISH
NOTARY
96-123
PUBLIC
STATE OF HAWAII

Signature

President

Title

Notary Public - Joleen M. English, State of Hawaii
My Commission Expires: Oct. 10, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Doc. Date: Nov.23, 2010 **# Pages:** 15

Notary Name: **Joleen M. English** **First Circuit**

Doc. Description: Annual Audited Report Form X-17A-5 Part III

Notary Signature 11/23/10 Date

NOTARY CERTIFICATION

JOLEEN M. ENGLISH
NOTARY
96-123
PUBLIC
STATE OF HAWAII

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE: September 30, 2010

Sun's Brothers Securities, Inc.
(Name of Respondent)

700 Richards Street Suite 1009
(Address of principal executive office)

Min Won Yang
President
Sun's Brothers Securities, Inc.
700 Richards Street, Suite 1009
Honolulu, Hawaii 96813
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

SUN'S BROTHERS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

YEAR ENDED SEPTEMBER 30, 2010

Contents

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Sun's Brothers Securities, Inc.
Honolulu, Hawaii

I have audited the accompanying Statement of Financial Condition of Sun's Brothers Securities, Inc. of September 30, 2010, and the related Statements of Operations, changes in Stockholder's Equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun's Brothers Securities, Inc. as of September 30, 2010, and the results of its operations and its cash flows for the year, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



November 22, 2010

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2010

ASSETS

Current Assets - cash in bank	$	5,703
Tax refund receivable		1,174
Property and equipment: Net of accumulated depreciation of $9,230		2,367
Other Asset - cash on deposit with Broker-Dealer		85,448
Total Assets	$	**94,692**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$	1,127
Commissions payable		2,040
Rent payable		6,000
Wages payable		975
Taxes payable		1,118
Total Current Assets		11,260
Stockholder's equity:		
Common stock, $1.00 par value; 1,000 Shares outstanding		1,000
Additional paid-in capital		64,810
Retained earnings (loss)		17,622
Total Stockholder's Equity		83,432
Total Liabilities and Stockholder's Equity	$	**94,692**

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2010

Revenue:		
Commissions	$	66,516
Interest		155
	$	66,671
Expenses:		
Commissions and other employee compensation and benefits	$	27,754
Depreciation		2,331
Interest expense		295
Commissions paid to clearing broker		29,100
Rent		12,000
Other operating expenses		38,867
		110,347
Net income before provisions for Income Tax		(43,676)
Income Tax		-0-
Net Income	**$**	**(43,676)**

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2010

		Capital Stock		Additional Paid-In Capital		Retained Earnings		Total Stock-holders' Equity
Balance at September 30, 2009	$	1,000	$	43,073	$	61,298	$	105,371
Additional Capital Contributions				21,737				21,737
Net Loss for period						(43,676)	$	(43,676)
Balance at September 30, 2010	$	1,000	$	64,810	$	17,622	$	83,432

See Notes To Financial Statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

FOR THE YEAR ENDED SEPTEMBER 30, 2010

Activity during period	$ - 0 -
Balance, September 30, 2010	$ - 0 -

See Notes To Financial Statements

SUNS'S BROTHERS SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2010

Cash flows from operating activities:		
Net income	$	(43,676)
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation during period		2,331
Decrease in commissions receivable		8,582
Purchase of fixed assets		(2,699)
Decrease in other assets		2,017
Decrease in liabilities		(2,207)
Net cash (used) by operating activities	$	(35,652)
Cash flows from investing activities:		
Cash deposit with Broker-dealer		14,777
Net cash flows from investing activities	$	14,777
Cash flows provided by financing activities:		
Additions to paid in capital		21,737
Net cash provided by financing activities	$	21,737
Cash at September 30, 2009	$	4,841
Net Increase in cash	$	862
Cash at September 30, 2010	$	5,703
Supplemental cash flow disclosure		
Income tax paid	$	0
Interest paid		294

See Notes To Financial Statements

SUN'S BROTHERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2010

Note A - Summary of Significant Accounting Policies:

Business activities:

Sun's Brothers Securities, Inc. was registered on December 16, 2002 as a Broker/Dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 with the National Association of Security Dealers, Inc. Central Registration Depository System.

In accordance with this registration the nature and scope of Sun's Brothers Securities, Inc.'s activities are to buy orders for the sale of mutual funds and securities, consulting, and related financial advisory services in the state or Hawaii. Sun's Brothers Securities, Inc is required to maintain a minimum "net capital" of $5,000 at all times.

Cash and Cash Equivalents:

The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of credit risk:

The Company is engaged in various activities in private placement of securities in which counter parties, primarily broker-dealers, banks, and other financial institutions participate. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Estimates:

Management uses estimates and assumptions in preparing financial statements. Those estimated and assumptions affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Income taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The Company incurred a loss during the period. The resulting Net Operating Loss may be carried forward to offset future taxable earnings and thus reduced corporation taxes in future years.

SUN'S BROTHERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2010

Date of management's review

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through November 22, 2010 the date that the financial statements were available to be issued.

Property, equipment and depreciation:

Property and equipment are stated at cost.

Depreciation is computed using the accelerated method over the estimated useful lives of the assets, five years. Depreciation is provided under the modified accelerated cost recovery system (MACRS).

Note B - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requirements that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At September 30, 2010, the Company had net capital of $79,891 which was $74,891 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 14% at September 30, 2010.

Note C - Fully Disclosed Clearing Agreement:

Sun's Brothers Securities, Inc. has a fully disclosed clearing agreement with a broker-dealer to execute orders, and the clearance and settlement of all transactions, for the Company's customers. As part of that agreement, the Company maintains a deposit of a minimum of $25,000 with the clearing broker-dealer.

Note D - Related Party Transactions:

The Company has an expense agreement with Min Won Yang, sole stockholder in which the sole stockholder agrees to assume payment responsibilities for paying certain ongoing business expenses of Sun's Brothers Securities, Inc. including space rent, utilities and insurance required for office space, and related miscellaneous ongoing expense for the operation of the business.

Note E - Retirement Plan

The Company provides a SEP IRA retirement plan for its employees. At the discretion of the Company's management, the Company may provide contributions to the retirement plan of up to 25% of employee compensation. The company made no contribution for the year ended September 30, 2010.

SUN'S BROTHERS SECURITIES, INC.

SUPPLEMENTARY INFORMATION
SEPTEMBER 30, 2010

COMPUTATION OF NET CAPITAL

Total ownership equity (from statement of financial condition)	$	83,432
Add:		
Allowable credits		-0-
Total capital and allowable credits		83,432
Deduct:		
Non-allowable assets		3,541
Net capital before haircuts on securities positions		79,891
Haircuts on securities		-0-
Net Capital		**79,891**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required: (6-2/3%) of aggregate indebtedness		
Aggregate indebtedness		11,260
6-2/3% of above		751
Minimum dollar net capital requirement of broker-dealer		5,000
Net capital requirement (greater of above amounts)		5,000
Excess net capital		74,891

COMPUTATION OF AGGREGATE INDEBTEDNESS

Rent payable		6,000
Wages payable		975
Credit card payable		1,127
Payrol taxes and excise taxes payable		1,118
Commissions payable	$	2,040
Total Aggregate indebtedness	**$**	**11,260**
Percentage of aggregate indebtedness to net capital		**14%**

SUN'S BROTHERS SECURITIES, INC.

SUPPLEMENTARY INFORMATION

RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 SEPTEMBER 30, 2010

Net capital per respondent's most recent X-17A-5, Part II		$ 81,556
Adjustment for:		
Decrease in cash	(721.00)	
Increase in brokers money market account	2,065.00	
Decrease in prepaid tax refunds receivable	(1,174.00)	
Increase in accrued expenses	(3,009.00)	
Decrease in nonallowable assets	1,174.00	(1,665.00)
Net capital per audited financial statements		$ 79,891

SUN'S BROTHERS SECURITIES, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 SEPTEMBER 30, 2010

Credit balance in customers' security accounts	$ - 0 -
Debit balance	- 0 -
Reserve computation:	
Excess of total debts over total credits	None
Required deposit	None

There is no material difference between the corporation's computation included in Part II of Form X-17A-5 as of September 30, 2010, and the computation presented.

SUN'S BROTHERS SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION ON CONTROL REQUIREMENTS UNDER Rule 15c3-3 SEPTEMBER 30, 2010

Sun's Brothers Securities, Inc. does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities and does not carry accounts of, or for, customers.

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

November 22, 2010

To the Stockholder of
Sun's Brothers Securities, Inc.
Honolulu, Hawaii

I have examined the financial statements of Sun's Brothers Securities, Inc. for the year ended September 30, 2010, and have issued my report thereon dated November 22, 2010.

As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system, as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practice and computations of aggregate indebtedness and net capital under Rule 17A-3(a) and (2) the reserve required by Rule 15c3-3(e).

Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness at the date of my examination would be disclosed. The purpose of such study and evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements under generally accepted auditing standards and to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5 and, with respect to rule 15c3-3, to provide reasonable assurance of compliance in all material respects with the possession and control requirements of that rule.

Sun's Brothers Securities, Inc. does not obtain or maintain physical possession or control of customers' funds or securities.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition, as well as the reliability of financial records for preparing financial statements and maintaining accountability for assets.

The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived therefrom, and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report, under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com

To the Stockholder of
Sun's Brothers Securities, Inc.
November 22, 2010
Page Two

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented internally by management either with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of accounting control for the year ended September 30, 2010, made for the purpose set forth in the second paragraph, would not necessarily disclose all weaknesses in the system which may have existed during the period under review.

As a result of my audit observations, I found no weakness I believe to be material.

Yours very truly,



DAVID E. LATHAM, C.P.A.

DEL/jme